Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Company or “Itaú Unibanco”), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Instruction no. 358/02 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has announced its projections for the year 2020 in accordance with the provision in item 11 (“Projections”) of the Reference Form. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It is noteworthy mentioning, currently, the Company considers, for management purposes, a cost of capital of around 12.5% per year. Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo, February 10, 2020 ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Company or “Itaú Unibanco”), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Instruction no. 358/02 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has announced its projections for the year 2020 in accordance with the provision in item 11 (“Projections”) of the Reference Form. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It is noteworthy mentioning, currently, the Company considers, for management purposes, a cost of capital of around 12.5% per year. Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo, February 10, 2020 ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations